Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 7 JUNE 5, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 7 DATED JUNE 5, 2015
TO THE PROSPECTUS DATED DECEMBER 8, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated December 8, 2014, Supplement No. 4 dated April 8, 2015, Supplement No. 5 dated May 5, 2015, and Supplement No. 6 dated May 19, 2015. Supplement No. 4 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	our acquisition of a property located in Las Vegas, Nevada; and

•	our acquisition of a property located in Columbus, Ohio.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On November 12, 2014, we announced that we had ceased offering shares of our Class T common stock in our offering, and reallocated the shares being offered such that we are currently offering up to $2.0 billion in shares of Class A common stock in our primary offering and up to $200 million in shares of Class A common stock pursuant to our distribution reinvestment plan. We did not sell any shares of Class T common stock in this offering; however, we reserved the right to reallocate shares among classes of stock, if we elect to offer shares of an additional class in the future.
As of June 3, 2015, we had received gross offering proceeds of approximately $123.7 million from the sale of 12,446,908 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of June 3, 2015, approximately $2.1 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Property Acquisitions
The following is hereby added to the end of the "Real Estate Investments - Our Properties" section of our prospectus:
MGM Property
On May 27, 2015, we acquired a three building campus consisting of approximately 168,250 net rentable square feet located in Las Vegas, Nevada (the "MGM property"). The MGM property consists of three Class "B" office buildings. MGM Resorts International ("MGM") leases a substantial majority of the MGM property. The purchase price for the MGM property was $30.3 million, plus closing costs. The purchase price and acquisition fees and expenses earned by our advisor were funded with proceeds from our public offering and a draw of $25.0 million pursuant to our revolving credit facility with a syndicate of lenders under which KeyBank, N.A. ("KeyBank") serves as administrative agent and JPMorgan Chase Bank, N.A. ("JPMorgan") serves as syndication agent (the "KeyBank Revolving Credit Facility"). Our advisor earned $0.61 million in acquisition fees in connection with the acquisition of the MGM property. We incurred acquisition expenses of approximately $0.23 million in connection with the acquisition of the MGM property, approximately $0.05 million of which will be reimbursed or paid to our advisor and approximately $0.18 million of which were paid to unaffiliated third parties.

MGM is a global hospitality and gaming company with hotels, resorts, and casinos worldwide. MGM operates a portfolio of resort brands located on Las Vegas Boulevard, including the Bellagio Resort, MGM Grand, Mandalay Bay, and the Mirage. The MGM property supports MGM’s back office and new employee training functions. MGM is publicly traded on the New York Stock Exchange and ranked #287 on the 2014 Fortune 500 List.
The MGM property is located in Las Vegas, Nevada, adjacent to McCarran International Airport. The MGM property is in close proximity to MGM’s properties located along Las Vegas Boulevard, including its corporate headquarters within the Bellagio Resort. MGM owns a 3.22 acre site adjacent to the MGM property utilized to accommodate additional parking for the 1,000 employees located on-site. We believe the MGM property is a business essential facility to MGM's overall operations due to the operational functions performed therein and its significant locational benefits.
Under the MGM leases, as amended, MGM leases approximately 16.0% of the MGM property under a triple-net lease and the remaining space under a modified gross lease structure. The current annual base rent is approximately $2.4 million, with 2.5% average annual rental increases for the remaining duration of the leases. Currently, MGM leases 98.5% of the MGM property, with a remaining term of 9.3 years upon our acquisition, expiring in August 2024. A local tenant leases the remaining 1.5% of the MGM property, with a remaining term of 1.4 years upon our acquisition, expiring in November 2016. Under the MGM leases, MGM has two five-year renewal options at fair market value and no exercisable termination option.
The going-in capitalization rate for the MGM property is approximately 6.21%. The going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from the tenant including base rental revenue, parking revenue, and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance, and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreements during the next 12 months.
American Showa Property
On May 28, 2015, we acquired a single story, Class "A" distribution and assembly facility consisting of 304,560 net rentable square feet located in Columbus, Ohio (the "American Showa property"). The American Showa property is leased in its entirety to American Showa, Inc. ("American Showa"). The purchase price for the American Showa property was $17.2 million, plus closing costs. The purchase price and acquisition fees and expenses earned by our advisor were funded with proceeds from our public offering and a draw of $10.3 million pursuant to the KeyBank Revolving Credit Facility. Our advisor earned $0.34 million in acquisition fees in connection with the acquisition of the American Showa property. We incurred acquisition expenses of approximately $0.06 million in connection with the acquisition of the American Showa property, approximately $0.04 million of which will be reimbursed or paid to our advisor and approximately $0.02 million of which were paid to unaffiliated third parties.
American Showa is a wholly-owned subsidiary of the parent company SHOWA Corporation ("SHOWA"), a Japan-based manufacturer and seller of high-performance automotive and motorcycle parts worldwide. SHOWA is publicly traded on the Tokyo Stock Exchange and is shadow rated IG7 on Bloomberg's proprietary rating system.
The American Showa property is located within the Rickenbacker Global Logistics Park (the "Park") in Columbus, Ohio. The Park provides American Showa a central location between its Ohio manufacturing plants and a well-established logistics infrastructure. The American Showa property was build-to-suit for American Showa in 2014. American Showa relocated and consolidated its distribution operation to the American Showa property, which now serves as the sole distribution facility for its various automotive and motorcycle parts. We believe the American Showa property is a business essential facility to American Showa's overall operations due to the operational functions performed therein and its significant locational benefits.
The American Showa lease is a triple-net lease with a remaining term of approximately 9.8 years upon our acquisition, expiring in March 2025. The current annual base rent is approximately $1.0 million, with 2.0% average annual rental increases for the remaining duration of the lease. Under the American Showa lease, American Showa has two five-year renewal options at fair market value and no termination option.     The going-in capitalization rate for the American Showa property is approximately 5.95%.
Management of the Properties
Griffin Capital Essential Asset Property Management II, LLC will be responsible for managing the MGM and American Showa properties and will be paid management fees in an amount of 3.0% of the gross monthly revenues collected from the MGM and American Showa properties. Griffin Capital Essential Asset Property Management II, LLC has hired unaffiliated third parties to manage the day-to-day operations and will pay such third parties a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.

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